Exhibit 99.1

Energy Fuels Comments on Recent Share Price Performance and Confirms No Material Change

LAKEWOOD, CO, Nov. 19, 2015 Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company") today commented on its recent share price performance.  The Company is not aware of any undisclosed material change in the Company's affairs that might have caused the recent decline in the Company's share price.

The last public information released by the Company occurred on November 5, 2015, when the Company released its financial results for the three months ended September 30, 2015.  Highlights included:

  $19.16 million of revenues;
  Gross profits of $7.23 million, representing a gross profit margin of 38%; and
  Working capital balance of $43.08 million.

The Company is continuing to expand uranium production at our Nichols Ranch in situ recovery ("ISR") project in Wyoming, which is demonstrating attractive economics and provides the Company with significant production flexibility.  In addition, the Company has resumed development activities at the high-grade Canyon mine in Arizona, which has 1.6 million pounds of uranium with an average grade of 0.98% U3O8 contained in 83,000 tons of Inferred Mineral Resources.  Shaft sinking is proceeding, and the Company is looking forward to proceeding with underground drilling later in FY-2016 to further define and potentially expand the resource.  The Company is continuing with the current mineral processing campaign at its White Mesa Mill, including the processing of alternate feed materials and Pinenut ore, which is expected to result in 600,000 pounds of U3O8 production through the end of FY-2016.

The Company also announced that it expects to sell 200,000 pounds of uranium in Q4-2015 at an average price of $54.59 per pound, which represents a 34% premium to the current spot price.  In addition, the Company expects to sell 550,000 pounds of uranium in FY-2016 under its existing long-term contracts, also at a significant premium to today's spot price.

In addition, there has been no material change in the spot or term price for uranium since the Company released its Q3-2015 results.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels:  Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities.  Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming.  The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year.  The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U3O8 per year.  Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development.  The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to attractive economics and production flexibility at Nichols Ranch; resources, underground drilling, and potential for expanded resources at the Canyon mine; expected FY-2016 production at the White Mesa Mill, and expected future uranium sales, and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements").  All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict.  A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: attractive economics and production flexibility at Nichols Ranch; the resources, underground drilling, and potential for expanded resources at the Canyon mine; expected FY-2016 production at the White Mesa Mill, and expected future uranium sales; and other risk factors as described in Energy Fuels' most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law.  Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com.  Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future.  Readers are cautioned that such statements may not be appropriate for other purposes.  Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

SOURCE Energy Fuels Inc.

%CIK: 0001385849

For further information: Investor Relations Inquiries: Energy Fuels Inc., Curtis Moore - VP - Marketing & Corporate Development, (303) 974-2140 or Toll free: (888) 864-2125, investorinfo@energyfuels.com, www.energyfuels.com

CO: Energy Fuels Inc.

CNW 17:15e 19-NOV-15